Ameren Corporation	One Ameren Plaza
1901 Chouteau Avenue
Bruce A. Steinke	PO Box 66149, MC 202
Vice President & Controller	St. Louis, MO 63166-6140
314.554.2574
314.992-6691 fax
bsteinke@ameren.com

July 30, 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:      William Thompson, Accounting Branch Chief
Adam Phippen, Staff Accountant
Division of Corporation Finance

Re:      Ameren Corporation
Form 10-K for Fiscal Year Ended December 31, 2008
Filed March 2, 2009
Form 10-Q for Fiscal Quarter Ended March 31, 2009
Filed May 8, 2009
File No. 1-14756
Gentlemen:

This letter is being filed in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) transmitted by letter dated June 30, 2009, to Thomas R. Voss, President and Chief Executive Officer, of Ameren Corporation (“Ameren”), with respect to the above-referenced 2008 Form 10-K and first quarter of 2009 Form 10-Q filings.

Pursuant to 17 C.F.R. § 200.83, we are requesting confidential treatment for portions of our responses to Comment 3 below.  Please note that the redacted version of this letter omits such confidential information that is included in the unredacted version of the letter that was delivered to the Commission. Such omissions are denoted by bracketed asterisks (i.e. [***]).

This letter recites each Staff comment and then provides the response to that comment.

Form 10-K for Fiscal Year Ended December 31, 2008

Item 8.  Financial Statements and Supplementary Data, page 80

Ameren Corporation, page 84

1.    Comment:  We note your disclosure on page 20 that certain regulatory requirements may impose certain restrictions on the ability of your

Confidential Treatment Requested by Ameren Corporation
AEE-001

subsidiaries to transfer funds to you in the form of cash dividends, loans or advances.  Please tell us the nature of the regulatory provisions referred to, including those imposed by the ICC and MoPSC and/or Federal Power Act.  We also note your disclosure in Notes 4 and 5 regarding the dividend restrictions contained in the credit facilities and first mortgage bond indentures of your subsidiaries.  Please tell us the amounts of restricted net assets of each of your subsidiaries as defined in Rule 4-08(e)(3) of Regulation S-X as of the end of most recently completed year and how you compute the amounts.  If restricted net assets of your subsidiaries exceed 25 percent of your consolidated net assets, please provide the disclosures required by paragraph 3(ii) of Rule 4-08(e) of Regulation S-X and Schedule I prescribed by Rule 12-04 of Regulation S-X as required by Rule 5-04 of Regulation S-X.  Please note that the requirement to provide Schedule I is premised on the fact that holding companies of subsidiaries subject to some degree of regulation may not exercise the level of control which consolidated financial statements lead users to presume.  The cited industries in ASR 302 are banking and insurance but such guidance applies to any holding company in which the ability to transfer net assets to the parent is limited.  Thus, please ensure your response comprehends the spirit upon which the Rule is based.

Response:

Summary
As discussed below, based on our calculation of the restricted net assets at December 31, 2008, of Ameren’s subsidiaries as a percentage of Ameren’s consolidated net assets, Ameren believes it was not required to include Schedule I of Rule 5-04 of Regulation S-X (“Schedule I” and “Rule 5-04”, as the case may be) or the disclosures required by Rule 4-08(e)(3) of Regulation S-X (“Rule 4-08(e)”).  However, we understand that the Staff has had discussions with a number of public utility holding companies regarding the desirability of including Schedule I in such companies’ Form 10-K filings in order to enhance investor understanding of certain dividend restrictions that may be imposed or that could otherwise affect such companies’ regulated subsidiaries.  In the interest of supporting the Staff’s efforts in this regard, Ameren will in future filings provide a Schedule I as part of its annual Form 10-K.

Discussion
Ameren is a holding company whose primary assets are the common stock of its subsidiaries, including Union Electric Company (“UE”), Central Illinois Public Service Company (“CIPS”), Ameren Energy

Confidential Treatment Requested by Ameren Corporation
AEE-002

Generating Company (“Genco”), CILCORP Inc. (“CILCORP”) and Illinois Power Company (“IP”).  Ameren’s Form 10-K for the fiscal year ended December 31, 2008 (“2008 Form 10-K”), provides several disclosures regarding the dependence of Ameren, as a holding company, on the distributions made to it by its subsidiaries in order to fund its common stock dividend and payments of other expenses.  Such disclosures are included in the Business section of the 2008 Form 10-K on page 4, in Note 1 to the financial statements on page 112 and in Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) on page 30.  In addition, this dependence was specifically discussed in the Risk Factors section of the 2008 Form 10-K on page 20, as noted in your comment above.  The 2008 Form 10-K also includes disclosure of the amount of dividends paid to Ameren by its subsidiaries in each of the last three years in the MD&A on page 61.

The Illinois Commerce Commission (“ICC”) regulates rates and other matters for CIPS, Central Illinois Light Company (“CILCO”), a subsidiary of CILCORP, and IP.  The Missouri Public Service Commission (“MoPSC”) regulates rates and other matters for UE.  The Federal Energy Regulatory Commission (“FERC”) regulates UE, CIPS, Genco, CILCO and IP as well as certain other non-registrant Ameren subsidiaries as to their ability to charge rates for the sale and transmission of energy in interstate commerce and various other matters discussed below.

The Illinois Public Utilities Law (“IPUL”), applicable to CIPS, CILCO and IP, provides that a utility may, without approval of the ICC, pay dividends on its common stock and preferred stock if the utility’s earnings and earned surplus are sufficient to declare and pay such dividends and the dividends can be reasonably paid without the impairment of the ability of the utility to perform its duty to render reasonable and adequate service at reasonable rates.  Under the IPUL, if the ICC finds that the capital of any public utility has become impaired, or will be impaired by the payment of a dividend, the ICC shall have power to order such public utility to cease and desist the declaration and payment of any dividend on its common and preferred stock.  The ICC has no such outstanding order with respect to CIPS, CILCO or IP, and Ameren has no reason to believe at this time that the ICC will issue any such order.

With respect to loans and advances, the IPUL imposes certain restrictions on CIPS, CILCO and IP.  The IPUL provides that, unless ICC approval is first obtained or otherwise waived, no utility may,

Confidential Treatment Requested by Ameren Corporation
AEE-003

directly or indirectly, invest, loan or advance, or permit to be invested, loaned or advanced any of its moneys or properties to any other person.  CIPS, CILCO and IP have not sought approval from the ICC to make loans or advances to their respective parent companies and therefore cannot currently do so.  ICC regulations pose no additional restrictions on the ability of CIPS, CILCO and IP to pay dividends or make loans or advances in addition to those restrictions imposed by the IPUL.

Neither Missouri public utility law nor MoPSC regulations contains any restrictions on the ability of UE to pay dividends or make loans or advances.

Section 305(a) (“Section 305(a)”) of the Federal Power Act (“FPA”) imposes limitations on the ability of “public utilities” (which term, as defined under the FPA, includes UE, CIPS, CILCO, IP and Genco as well as other certain non-registrant Ameren subsidiaries) to pay dividends.  Section 305(a) makes it unlawful for any officer or director of any public utility to participate in the making or paying of any dividends from “any funds properly included in capital account.”  What constitutes “funds properly included in capital account” is undefined in the FPA or the related regulations and the scope and interpretation of Section 305(a) is unclear.  At a minimum, Ameren believes that dividends can be paid by its subsidiaries that are public utilities from net income and retained earnings.  Other public utilities have obtained declaratory orders from the FERC regarding the payment of dividends out of specified capital accounts following the completion of mergers and corporate restructurings.  In issuing such declaratory orders, the FERC has focused on whether the source of dividends is clearly disclosed and there is no self-dealing on the part of corporate officials.

The FPA does not restrict UE, CIPS, CILCORP, CILCO, IP or Genco, or any of Ameren’s non-registrant subsidiaries from making loans and advances.

Rule 5-04 provides that “where restrictions on the amount of funds which may be loaned or advanced differ from the amount restricted as to transfer in the form of cash dividends, the amount least restrictive to the subsidiary shall be used.”  Therefore, for purposes of Rule 4-08(e)(3), the application of Rule 5-04 results in the loan restriction being applied to UE, Genco and CILCORP as well as the non-registrant direct Ameren subsidiaries and the dividend restrictions of the IPUL being applied to CIPS and IP.

Confidential Treatment Requested by Ameren Corporation
AEE-004

For UE, the loan restriction was least restrictive because, even though $31 million of UE’s retained earnings were restricted at December 31, 2008, by its mortgage and deed of trust dated June 15, 1937, between UE and The Bank of New York Mellon, as successor trustee, as discussed on page 138 of the 2008 Form 10-K, UE is not restricted from making loans to Ameren.  Consequently, UE had no restricted net assets at December 31, 2008.

For CIPS, the dividend restriction was the least restrictive since CIPS cannot make loans without prior ICC approval.  At December 31, 2008, CIPS had retained earnings of $288 million, redeemable preferred stock of $50 million and total stockholders’ equity of $529 million.  In accordance with Rule 4-08(e), the redeemable preferred stock portion of net assets was excluded for purposes of this calculation.  Consequently CIPS’ restricted net assets would have been $191 million at such date.

For IP, the dividend restriction was least restrictive since IP cannot make loans without prior ICC approval.  At December 31, 2008, IP had retained earnings of $7 million, redeemable preferred stock of $46 million and total stockholders’ equity of $1,251 million.  In accordance with Rule 4-08(e), the redeemable preferred stock portion of net assets was excluded for purposes of this calculation.  In addition to the retained earnings reflected in the 2008 Form 10-K, Ameren believes that IP would have been able to pay dividends to Ameren from amounts that were classified as retained earnings for rate-making purposes.  In connection with Ameren’s acquisition of IP on September 30, 2004, the ICC issued an order dated September 22, 2004 (Docket No. 04-0294), which requires that Ameren and IP reverse for Illinois rate-making purposes, the impact of push-down accounting entries that were made in IP’s financial statements.  Ameren and IP believe that the reversal of push-down accounting for rate-making purposes, as required by the ICC, has the effect of restoring IP’s retained earnings in an amount of at least $155 million and up to $612 million.  While IP has not paid any dividends out of the retained earnings related to the reversal of the push-down accounting, and has no plans to do so, Ameren and IP believe that dividends could be paid on such amounts consistent with the IPUL.  For purposes of this calculation, the lowest amount ($155 million) of restored retained earnings has been used.

For purposes of the FPA, in addition to dividends payable with respect to net income and retained earnings, Ameren and IP believe that IP would be able to pay dividends with respect to those retained earnings amounts that were restored.  Ameren and IP believe that the payment

Confidential Treatment Requested by Ameren Corporation
AEE-005

of dividends by IP out of such amounts is consistent with the proposed payments discussed in declaratory orders issued to other public utilities and would not be barred by Section 305(a) (assuming that the source from which the dividends were paid had been clearly identified).  While IP has no current intention of paying dividends out of those amounts, Ameren and IP believe that, based on the experience of other companies who have sought declaratory orders from the FERC in similar situations, the Section 305(a) restrictions would not limit IP’s ability to do so.  Since IP has no intention of paying dividends out of such amounts, it has had no reason to consider whether it would be desirable to obtain a declaratory order from FERC with respect to those amounts.

Consequently, IP’s restricted net assets at December 31, 2008, were $1,043 million.

For CILCORP, the loan restriction was least restrictive.  The credit facilities described on page 130 of the 2008 Form 10-K limited dividends to $10 million per year if CILCORP’s senior unsecured long-term debt securities have received a below-investment-grade credit rating from either Moody’s Investors Service Inc. or Standard & Poor’s Ratings Services, which dividend restriction CILCORP was subject to at December 31, 2008.  In the same credit facilities, CILCORP was required to meet a 65% total consolidated indebtedness to total consolidated capitalization financial covenant.  AmerenEnergy Resources Generating Company (“AERG”), a subsidiary of CILCO and an indirect subsidiary of CILCORP, could have loaned $257 million to Ameren directly at December 31, 2008, and CILCORP would still have been in compliance with the 65% financial covenant.  Consequently, after giving effect to moneys that AERG could loan directly to Ameren, CILCORP’s restricted net assets at December 31, 2008, were $493 million.

Consistent with the above analysis, the aggregate restricted net assets of Ameren’s other direct non-registrant subsidiaries at December 31, 2008, were $7 million.

Because of restrictions referenced above, CIPS and IP had restricted net assets of $191 million and $1,043 million, respectively, at December 31, 2008.  As a result of loan restrictions included in CILCORP’s credit facilities described in the 2008 Form 10-K, CILCORP had restricted net assets of $493 million at December 31, 2008.  Aggregate restricted net assets of Ameren's other direct non-registrant subsidiaries were $7 million at December 31, 2008.  The

Confidential Treatment Requested by Ameren Corporation
AEE-006

total restricted net assets of Ameren’s subsidiaries were $1,734 million at December 31, 2008, which were 24.9% of Ameren’s consolidated net assets at December 31, 2008, of $6,963 million, slightly below the 25% threshold included in Rule 4-08(e)(3).  Therefore, Ameren does not believe Schedule I was required to be included in its 2008 Form 10-K.

However, as discussed above under Summary, Ameren will include a Schedule I in its future Form 10-K filings, commencing with the Form 10-K for the year ending December 31, 2009.  Ameren will also include in its future Form 10-K filings any additional disclosures required by Item 4-08(e)(3).

In addition, in order to provide more-detailed information concerning the FPA and the IPUL provisions (even though neither the FPA nor the IPUL limit the payment of dividends from net income or retained earnings), Ameren will make the following disclosure in future filings:

UE, CIPS, CILCO, IP and Genco as well as other certain non-registrant Ameren subsidiaries are subject to Section 305(a) of the Federal Power Act, which makes it unlawful for any officer or director of a public utility, as defined in the Federal Power Act, to participate in the making or paying of any dividend from any funds “properly included in capital account.”  The meaning of this limitation has never been clarified under the Federal Power Act or FERC regulations; however, FERC has consistently interpreted the provision to allow dividends to be paid as long as (1) the source of the dividends is clearly disclosed, (2) the dividend is not excessive and (3) there is no self-dealing on the part of corporate officials.  At a minimum, Ameren believes that dividends can be paid by its subsidiaries that are public utilities from net income and retained earnings.  In addition, under Illinois law, CIPS, CILCO and IP may not pay any dividend on their respective stock, unless, among other things, their respective earnings and earned surplus are sufficient to declare and pay a dividend after provision is made for reasonable and proper reserves, or unless CIPS, CILCO or IP has specific authorization from the ICC.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Item 1.  Financial Statements, Page 9

    2.        Comment: Please provide a reconciliation of total equity, equity attributable to the parent and equity attributable to the noncontrolling

Confidential Treatment Requested by Ameren Corporation
AEE-007

interest for each reporting period in  accordance with paragraph 38c. of SFAS 160.

Response: We acknowledge the requirement of paragraph 38c. of SFAS 160 to include a reconciliation of total equity, equity attributable to the parent, and equity attributable to the noncontrolling interest for each reporting period.  In connection with our adoption of SFAS 160 during the first quarter of 2009, we concluded that the disclosures required in this reconciliation were not meaningful to the users of our financial statements because there were no significant changes in our equity accounts since the most recent fiscal year end and our noncontrolling interests were not material with respect to our balance sheet or total equity.  Additionally, the individual components necessary to reconcile total equity, equity attributable to the parent, and equity attributable to the noncontrolling interest were included elsewhere in our filing as follows:

Changes in Other-Paid in Capital:
•	Common stock issuances - included in our statement of cash flows on page 11
•	Stock-based compensation cost - included in Note 1 – Summary of Significant Accounting Policies on page 31

Changes in Retained Earnings:
•	Net income attributable to Ameren Corporation - included in our statement of income on page 9
•	Dividends on common stock – included in our statement of cash flows on page 11

Changes in Accumulated Other Comprehensive Income:
•	Changes in accumulated other comprehensive income - included in Note 11 – Other Comprehensive Income on page 61

Changes in Noncontrolling Interest:
•
Equity changes attributable to the noncontrolling interest (net income and dividends paid to the noncontrolling interest holders) - included in Note 1 – Summary of Significant Accounting Policies on page 34

If our noncontrolling interest activities become more significant in a future period, we will include the reconciliation disclosure required by paragraph 38c. in our future filings.

Confidential Treatment Requested by Ameren Corporation
AEE-008

Note 14 – Goodwill Impairment, page 64

3.    Comment:  We note that the decline in your market capitalization has been more significant than the decline in the Dow Utility Index.  Please tell us company specific or other factors, if any, which caused the decline in your market price to outpace the index.  In addition, we note that you reconciled the estimated fair values of your reporting units to your current market capitalization plus an estimated control premium.  Please provide us a summary of the reconciliation and describe the facts and circumstances that support the estimated control premium included in the analysis.

Response: As the Staff indicated, Ameren’s common stock price and the market value of the Dow Jones Utility index both declined during the first quarter of 2009.  Specifically, Ameren’s common stock price decreased by approximately 30%, while the market value of the Dow Jones Utility index declined by approximately 14%.  We believe both of these declines were driven to a substantial degree by weakened global economic conditions and a resulting deterioration of investor confidence.  We believe Ameren’s common stock price decline outpaced the decline of the Dow Jones Utility index primarily as a result of adverse Ameren investor reaction to a first quarter 2009 change in Ameren’s dividend policy.

As disclosed in the MD&A (specifically on pages 61 and 67) of our 2008 Form 10-K, and as announced publicly on February 13, 2009, Ameren’s board of directors decided on February 13, 2009, to reduce the payout rate for Ameren’s first quarter 2009 common stock dividend relative to the rate paid in 2008 and prior years. The board’s action was consistent with an annualized dividend reduction of 39% relative to the amount of the 2008 annual dividend.  The market reacted negatively to the dividend reduction announcement.  Ameren’s common stock price declined by approximately 17% on February 16, 2009, the first trading day following the dividend reduction announcement, while the market value of the Dow Jones Utility index declined by only approximately 5% on that same day. While it is difficult to explain with absolute certainty the causes of equity price volatility and investor behavior, given the timing of the event discussed above, we believe it is reasonable to conclude that the announcement of Ameren’s dividend reduction was the primary cause of the more significant decline in the price of Ameren’s common stock relative to the decline in the market value of the Dow Jones Utility index.

Confidential Treatment Requested by Ameren Corporation
AEE-009

We believe that the Ameren equity value loss specifically associated with the change in dividend policy is transitory.  As a result of the dividend reduction, we believe certain investors who purchased Ameren common shares primarily for the dividend are more likely to sell their shares, which will apply temporary downward pressure on Ameren’s common share price.  We believe that, over time, these shareholders will be replaced by shareholders focused on the long-term value of the company, and the Ameren equity value that was eroded as a result of the dividend reduction will be at least partially restored.

Responsive to the Staff’s request, please find below, in tabular format, Ameren’s reconciliation of the combined estimated fair values of its reporting units to its market capitalization as of March 31, 2009 (dollars in millions).

Combined estimated fair value of Ameren reporting units	[	***	]
Less: fair value of debt and preferred stock	[	***	]
Total estimated fair value of Ameren common equity	[	***	]
Estimated market value of Ameren common equity as of March 31, 2009	[	***	]
Estimated fair value in excess of market value	[	***	]

Implied control premium	[	***	]

As noted above, the aggregate estimated fair value of the common equity of Ameren reporting units of [***] billion as of March 31, 2009, exceeded the estimated market value of common equity as of such date of approximately [***] billion by approximately [***] billion, resulting in an implied equity control premium of [***].  The implied equity control premium falls within the range of equity control premiums appropriate for comparable integrated utility businesses and is reasonable in light of the following considerations, among others:

•  The implied [***] equity control premium translates into an approximate [***] premium on business enterprise value (“BEV”), defined as the sum of debt and equity capital.  Applying a [***] premium to Ameren’s forward BEV/EBITDA (“earnings before interest, taxes, depreciation, and amortization”) multiple of approximately [***], calculated based on consensus equity analyst estimates and Ameren’s common stock price as of the March 31,

Confidential Treatment Requested by Ameren Corporation
AEE-0010

2009, impairment testing date,  results in a control-adjusted forward BEV/EBITDA multiple of approximately [***], which is equivalent to the mean forward BEV/EBITDA multiple of Ameren’s peer group on a minority basis (e.g., reflecting the share price of the comparable utility companies without any control premium).  Thus, it would be possible for a market participant trading above the mean to pay a [***] equity control premium for Ameren and still obtain the business at a discount to the market participant’s own trading multiple.

•
In October 2008, according to various published reports, Exelon Corporation (“Exelon”) bid to purchase NRG Energy, Inc. (“NRG”) for a price that represented a 37% premium over the market value of NRG’s common equity at the time of the bid.  The bid, as proposed, was rejected by NRG management.  However, we believe that the willingness of a market participant in our industry to pay an equity control premium in excess of [***] is supportive of our conclusions with respect to the reasonableness of the equity control premium implied by our March 31, 2009, goodwill impairment test. Please note that in July 2009, Exelon increased its offer to purchase NRG by approximately 12% relative to the initial offer price.  Later in July 2009, Exelon withdrew its bid to purchase NRG after NRG shareholders rejected Exelon’s proposal to expand NRG’s board of directors with Exelon’s own slate of five director nominees. The vote was interpreted by NRG management as a clear message that Exelon’s offer reflecting a control premium in excess of [***] was insufficient and unfair to NRG investors.  For purposes of evaluating the reasonableness of the equity control premium implied by our reporting unit fair value estimates as of March 31, 2009, Exelon’s bid to purchase NRG is, we believe, the most relevant and meaningful recent business combination activity in our industry.  No other comparable multi-billion dollar utility or power generation business combination transactions have been proposed since the global financial crisis began in September 2008.

Overall, we believe the implied control premium validates the reasonableness of the results of our reporting unit valuation.  As part of our analysis, we engaged external valuation consultants to review our reporting unit fair value estimates as of March 31, 2009.  The consultants concurred with our conclusion that the equity control premium implied by our fair value estimates is reasonable.

In connection with this response to the Staff’s comments, Ameren acknowledges:

Confidential Treatment Requested by Ameren Corporation
AEE-0011

•	Ameren is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to Ameren’s filings; and
•	Ameren may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning responses to these comments, please contact the undersigned at (314) 554-2574 or Martin J. Lyons, Senior Vice President and Chief Financial Officer, at (314) 554-2982.

Very truly yours,

/s/ Bruce A. Steinke
Bruce A. Steinke
Vice President and Controller
Ameren Corporation

cc:  Martin J. Lyons
       Thomas R. Voss

Confidential Treatment Requested by Ameren Corporation
AEE-0012